SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers' Identification (CNPJ) 76.483.817/0001-20
PUBLICLY HELD COMPANY
CVM registration # 1431 - 1
EXTRACT OF THE MINUTES OF THE
56th EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

1. PLACE: Rua Coronel Dulcídio, n.º 800, Curitiba – state of Paraná. 2. DATE AND TIME: April 1, 2003 – at 02.00 p.m. 3. BOARD OF THE MEETING: Ary Veloso Queiroz - Chairman; Paulo Cruz Pimentel – Executive Secretary. 4. DISCUSSED ISSUES AND DELIBERATIONS: I . The basis and premises for preparing the scenarios, as well as the Feasibility Technical Study, in order to confirm the expectation for the generation of future taxable profits, which permit the deferred fiscal asset realization was presented to the Board Members. Such study was prepared on conservative basis, being the values brought to their present value, pursuant to CVM Instruction # 371, as of 06.27.2002. The fiscal asset resulted from 2002 losses amounts to R$ 91.5 million, but considering total deferred income tax and social contribution, the total amount of credits to be realized goes to R$ 393.5 million, which should be offset up to the year 2008. The Board was also told that the Governor of the state of Paraná had signed, on the present date, another State Decree, suspending the effects of the State Decree # 672/2003, which had canceled the SEFA Resolution # 096, as of 09.10.2002, and of the expedition recorded on page 14 of protocol SID 5.313.016-0, which referred to the homologation of ICMS (Value-Added Tax) credits to Copel and the offset of State debts with the Company. The Board concluded and agreed that the most feasibly scenario was the one presented by the Board of Executive Officers, since it was more solid and conservative. Then, the Board decided to approve the Technical Study just presented, concluding that such report provides necessary basis for recognizing the deferred fiscal asset, pursuant to CVM Instruction # 371. The Board of Executive Directors was also authorized to proceed necessary adjustments resulting from the new State Decree just announced, maintaining, inclusively, the utilization of the credits referred to in the State Decree # 672/2003. 5. SIGNATURES: ARY VELOSO QUEIROZ – Chairman; PAULO CRUZ PIMENTEL; ACIR PEPES MEZZADRI; LUIS ANTONIO ROSSAFA; LINDSLEY DA SILVA RASCA RODRIGUES; ROBERTO ANTONIO VON DER OSTEN; MAURÍCIO BORGES LEMOS; NATALINO DAS NEVES.

The full version of the Minutes of the 56 th Extraordinary Meeting of the Board of Directors o of COPEL, were drawn up on pages 085 to 087 of the proper book # 5, registered at the Companies Registrar of the state of Paraná under # 00/056085-5, as of 08.08.2000 and duly filed at that Registrar under # 20031079156, as of 04.29.2003.

PAULO CRUZ PIMENTEL
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.